Exhibit 6.2

PROMISSORY NOTE

$125,000.00	February 25, 2021

FOR VALUE RECEIVED, BAZELET HEALTH SYSTEMS, INC. a Delaware corporation (collectively the “Maker”), promises to pay as hereinafter provided to the order of David Hall, (the “Payee” or, together with all subsequent holders hereof, hereinafter sometimes collectively referred to as the “Holder”), located at 2975 Herring Buckhole Road, Donalsonville, Georgia 39845-6025, or such other place as the Holder of this Promissory Note (this “Note”) may from time to time designate in writing, in immediately available funds and in lawful money of the United States of America, the principal sum of One Hundred Twenty Five Thousand Dollars ($125,000.00) (the “Debt”), as hereinafter provided.

1. Interest Rate. Interest on the outstanding principal on the Debt shall be payable at the rate of four percent (4.0%) per annum.

2. Payment of Principal and Interest. Interest shall not commence to accrue on the outstanding Debt of the Note until the expiration of its Term. The entire unpaid principal balance of the Debt, together with any accrued and unpaid interest and any and all other sums owed hereunder, shall be due and payable by March 1, 2022 (hereinafter referred to as the “Maturity Date”).

3. Extension. The Holder hereof may, in its sole discretion, arrange, adjust and extend the times and amounts of payments of interest or principal of this Note without notice to or consent of and without releasing any party liable hereon. Such arrangement, adjustment or extension shall apply only to the interest or principal due on that date and shall not apply to interest and principal due at any future dates.

4. Prepayment. The Maker may prepay the principal amount of this Note, in whole or in part, at any time, or from time to time, without penalty or premium.

5. Guaranty. The Debt shall be secured by the assets of the Maker, Bazelet Health Systems, Inc., a Delaware corporation.

6. Events of Default. The occurrence of any-one (1) or more of the following events shall constitute a “Default” or an “Event of Default” hereunder and under each of the other loan documents, upon the expiration of fifteen (15) days from the date of Maker’s receipt of written notice of such Default:

(a) the failure of Maker to pay any part or all of any installment of principal or interest of this Note pursuant to the terms and provisions of this Note as and when the same becomes due and payable, whether at the scheduled due date thereof or when accelerated pursuant to any power to accelerate, or otherwise; or

(b) the failure of Maker to punctually and properly perform, observe or comply with any covenant, agreement, undertaking or condition contained herein or any renewal, modification, rearrangement, amendment or extension hereof; or

(c) the insolvency of the Maker, or in the case of any public action such as bankruptcy involving the Maker, or upon the appointment of any trustee to take possession of the assets of the Maker, for any reason.

Promissory Note

7. Remedies. Upon a Default or the occurrence of an Event of Default hereunder, Holder may, at Holder’s option, after expiration of the applicable notice period, declare the entire unpaid balance of the Note immediately due and payable, and upon such declaration, the entire unpaid balance of the Note shall be immediately due and payable.

a.	Automatic Nature of Conversion. Upon the occurrence of an Event of Default or upon the maturation of this Note, the entire unpaid balance of the Note shall immediately be converted into the Maker’s Common Stock (the “Securities”) at a fixed conversion price of $0.50 (currently trading under the ticker symbol NBCO) (hereinafter referred to as the “Conversion Price”). For purposes of this Note, all Securities shall be in every way comparable to those issued to other investors of the Maker. The same terms shall apply to all Securities involved in the satisfaction of this Note, with the same rights and privileges, expressed or otherwise implied, as would be offered to other investors, in accordance with applicable laws.

8. Attorneys’ Fees and Costs. If this Note is not paid at maturity, however such maturity may be brought about, and the same is placed in the hands of an attorney for collection, or if this Note is collected by suit or through bankruptcy, Maker agrees to pay the reasonable attorneys’ fees of the Holder of this Note, together with all reasonable expenses of collection and litigation and costs of court incurred by the Holder of this Note.

9. Notices. Any notice or demand required or permitted hereunder shall be in writing and shall be deemed to have been given when received or, whether or not received, on the date which is five (5) business days after being emailed and deposited in a post office or official depository of the United States Postal Service, sent by certified or registered mail, postage prepaid, return receipt requested, addressed as follows:

If to Maker:	Bazelet Health Systems, Inc.
6555 Sanger Road, Suite 100
Orlando, Florida 32827
Phone: (213) 545-2100
Email: support@bazelethealth.com

If to Payee:	David Hall
2975 Herring Buckhole Road
Donalsonville, Georgia 39845-6025
Phone: (229) 416-8076
Email: dhall123@netzero.net

The addresses set forth above may be changed by any party by giving notice of such change to the other parties in the manner provided herein for giving notice.

Promissory Note

10. Interest Rate Ceilings. Unless modified in accordance with the laws of the state of Delaware, the rate ceiling applicable to this Note shall be the indicated rate ceiling from time to time in effect, as provided in The Delaware Finance Code or any replacement or successor provision; provided, that in the event any applicable law permits a greater interest ceiling than such statute, the highest lawful ceiling shall apply.

11. Governing Law. This Note shall be governed by and construed in accordance with the laws of the State of Delaware, and with respect to the rate of interest charged hereon, applicable federal and state law now or hereafter in effect. This Note represents the final agreement between the parties and may not be contradicted by evidence of prior, contemporaneous, or subsequent oral agreements of the parties. There are no unwritten oral agreements between the parties.

12. Successors and Assigns. This Note and all of the covenants, promises and agreements contained herein shall be binding upon and shall inure to the benefit of the Maker and Payee hereof and their respective successors and assigns.

13. Headings. The headings of the paragraphs of this Note are inserted for convenience only and shall not be deemed to constitute a part hereof.

IN WITNESS WHEREOF, this Note is executed as of the date set forth above.

Maker		Payee

Bazelet Health Systems, Inc.
84-4182824

By:	/s/ Michael Elzufon	By:	/s/ David Hall
Name:	Michael Elzufon	Name:	David Hall
Title:	Director	Title:	Individual
Date:	02/25/2021	Date:	02/25/2021

Promissory Note

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